UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tailored Brands, Inc.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation)	1-16097 (Commission File Number)	47-4908760 (IRS Employer Identification No.)

6380 Rogerdale Road Houston, Texas (Address of principal executive offices)	77072 (Zip Code)

Brian T. Vaclavik, 281-776-7000
(Name and telephone number,
including area code, of the person
to contact in connection with this
report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from   January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Tailored Brands, Inc.’s Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 is provided as Exhibit 1.01 hereto and is publicly available at www.tailoredbrands.com.  Tailored Brands, Inc.’s determination and related disclosures relating to minerals that may come from recycled and scrap sources are included in Tailored Brands, Inc.’s Conflict Minerals Report and incorporated by reference herein.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2018 is attached hereto as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01                              Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAILORED BRANDS, INC.

(Registrant)

By:	/s/ Brian T. Vaclavik	Date: May 24, 2019

Brian T. Vaclavik

Senior Vice President and Chief Accounting Officer